UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING SEC FILE NUMBER: 000-31501 CUSIP NUMBER: 748431 10 3

(Check One):

☒ Form 10-K and Form 10-KSB      ☐ Form 11-K
☐ Form 20-F      ☐ Form 10-Q and Form 10-QSB      ☐ Form N-SAR

For Period Ended: April 30, 2004

☐	Transition Report on Form 10-K and 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

QUINCY GOLD CORP.
Full Name of Registrant

Quincy Resources Inc.
Former Name if Applicable

309 Center Street
Address of Principal Executive Office (Street and Number)

Hancock, MI 49930
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Quincy Gold Corp. (the “Company”) is not able to file its Annual Report on Form 10-KSB for the year ended April 30, 2004 on or prior to July 29, 2004, because the Company’s financial information was not compiled and reviewed internally in a time frame to permit the Company’s independent auditors to complete their audit on a timely basis without reasonable effort or expense.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Daniel T. Farrell	906	370-4695
(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

     (3) Is it anticipated that any significant change in results of the operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

QUINCY GOLD CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 29, 2004	By	/s/ Daniel T. Farrell Daniel T. Farrell, President